UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On August 2, 2023, Wallbox N.V. (the “Company” or “Wallbox”) released information regarding its results of operations for the three months ended June 30, 2023. A copy of the Company’s press release and excerpted presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

WALLBOX N.V. SECOND QUARTER 2023 FINANCIAL RESULTS

Financial and Operational Highlights

•	For the quarter ended June 30, 2023, the Company had revenue of €33 million, operating loss of €31 million and gross margin of 30%.

•	Recognized during the quarter ended June 30, 2023 the impact of €1.8 million for distributor rebates and returns.

•	During the six months ended June 30, 2023, the Company reduced its cash operating expenses by €12.3 million under its previously announced cost reduction program.

•	Investments in property plant and equipment during the three months ended June 30, 2023 were approximately €4.5 million.

•	At June 30, 2023, the Company had €70 million in long-term debt and €111 million in cash and cash equivalents.

•

During the three months ended June 30, 2023, the Company raised under its “at-the-market” program $7.8 million through the sale of 2.6 million of the Company’s Class A ordinary shares. The Company also raised $48.6 million in net proceeds from the private placement of its Class A ordinary shares.

•

During the three months ended June 30, 2023, Wallbox sold almost 40,000 chargers worldwide. This included the sale of AC chargers through distribution partners and installers in an amount that was 18% higher compared to the second quarter of 2022.

•	During the three month period ended June 30, 2023, Wallbox sold 350 units of Supernova DC fast chargers, representing more than 700% growth compared to the three month period ended June 30, 2022.

•	The Company announced a retail partnership with Costco, a leading North American retailer.

•	Geographic growth during the three months ended June 30, 2023 compared to the same period in 2022 was as follows:

•	U.S. – 67%

•	Europe (excluding S. Europe) – 18%

•	During the three months ended June 30, 2023, the following geographic regions represented as a percentage of total revenue for the period:

•	U.S. – 21%

•	Europe – 72%

•	Asia Pacific – 6%

•	Latin America – 1%

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K under the heading “Wallbox N.V. Second Quarter 2023 Financial Results” is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (Files No. 333-268347, 333-268792, 333-271116 and 333-273323) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 and Exhibit 99.2 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated August 2, 2023

99.2	Wallbox N.V. Excerpted Presentation Materials, dated August 2, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: August 2, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer